UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

The Hokuetsu Bank, Ltd.
(Name of Subject Company)
N/A
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
The Daishi Bank, Ltd.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
The Daishi Bank, Ltd. Attn: Michiro Ueguri Director and Executive Officer General Manager 1071-1, Higashiborimae-dori, 7-bancho, Chuo-ku, Niigata, Niigata 951-8066, Japan +81-25-222-4111
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	Notice Concerning the Execution of the Definitive Agreement Concerning the Establishment of a Joint Holding Company (Joint Share Transfer) of The Daishi Bank, Ltd. and The Hokuetsu Bank, Ltd.
Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

The Daishi Bank, Ltd. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated April 6, 2017.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Daishi Bank, Ltd.

/s/ Michiro Ueguri
Name:	Michiro Ueguri
Title:	Director and Executive Officer General Manager

Date:  March 26, 2018